INVESTMENT LAW GROUP

OF GILLETT, MOTTERN & WALKER, LLP

1230 Peachtree Street NE

Suite 2445

Atlanta, Georgia 30309

____________________

Telephone: (404) 607-6940  Facsimile: (404) 521-4846

April 16, 2012

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. Larry Greene

Re: Request by Montgomery Investment Trust Request for Withdrawal of Registration Statement

File No. 333-174800

Ladies and Gentlemen:

     On behalf of Montgomery Investment Trust, we hereby request the withdrawal of registration statement (File No. 333-174800) filed on June 9, 2011.

     Your assistance in this matter is greatly appreciated. If you have any questions regarding this withdrawal request, please do not hesitate to contact me at (404) 607-6940.

Very truly yours,

INVESTMENT LAW GROUP OF GILLETT, MOTTERN & WALKER, LLP

By: /s/Brent S. Gillett

Brent S. Gillett, Esq.